January 14, 2008

VIA FAX AND EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	The Hershey Company Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 23, 2007 Form 10-Q for the Fiscal Quarter Ended September 30, 2007 Filed November 7, 2007 File No. 1-00183

Dear Mr. Schwall:

We have reviewed the comments contained in your letter dated December 31, 2007, concerning The Hershey Company’s Form 10-K for the fiscal year ended December 31, 2006.  In preparing our 2006 Form 10-K, we believe we complied with the requirements of Staff Accounting Bulletin No. 108 (“SAB 108”) and U.S. generally accepted accounting principles.

We felt it would be helpful to provide an overview of our application of SAB 108, before responding to the specific questions presented.

Prior to implementation of SAB 108, we used the “rollover” approach for assessing misstatements, as permitted by GAAP.  Implementation of SAB 108 required us to also examine misstatements under both the “rollover” and the “iron curtain” approaches.  We did so and  determined that there were no material misstatements related to the current year and to all prior periods presented in our Annual Report on Form 10-K for the year ended December 31, 2006.

However, in our application of SAB 108, we determined that we should modify an aspect of our revenue recognition policy to assure that a longstanding difference between our revenue recognition policy and our shipping terms would not become more significant in some future period and that we should reverse unused contingency liability balances related to certain acquisitions and divestitures recorded prior to 2002.

We chose to make these changes in our application of SAB 108, not with a cumulative adjustment, but by voluntarily adjusting all prior periods presented on the financial statements to provide comparability.  We also provided appropriate disclosures that all prior year financial statements had been adjusted, along with the context for these adjustments so that readers would understand why the comparative financial statements did not agree with previously issued financial statements.  The impact of adjustments related to the modification of our revenue recognition policy was less than 1.0% of net sales, net income and earnings per share-diluted for all years.  Adjustments to the balance of retained earnings were less than 0.1% for each period presented.

We are providing specific responses to each of your comments.  We appreciate the assistance of the Staff in helping us to ensure compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings.

For your convenience, we set forth each comment from your comment letter in bold typeface.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 56

1.
We note your disclosure that, following the adoption of SAB 108, you changed one of five criteria of your revenue recognition policy to delay the recognition of revenue on goods in transit until they are received by your customers, and also that you made adjustments to correct certain liabilities as of December 31, 2006.  Explain to us, in reasonable detail, how you considered disclosing the nature and amount of each individual error being corrected along with when and how each error arose.  As part of your response, explain how you considered the interpretive response to Question 3 of SAB 108, which requires such disclosure even though such errors may have previously been considered immaterial.

Prior to the application of SAB 108 our policy was to use the rollover approach for quantifying misstatements in financial statements.  Upon adoption of SAB 108 we used both the rollover and iron curtain methods to quantify misstatements.  We determined that such misstatements were immaterial when quantified using only the rollover approach or when using the dual approach as required by SAB 108.

We believe that the provisions of SAB 108 and SFAS No. 154, including the disclosure requirements, are not applicable to immaterial items.  However, we voluntarily chose to adjust all prior period financial statements to provide comparability of income statement and balance sheet amounts for prior periods.  Considering these circumstances, we disclosed that certain immaterial adjustments were made to all periods presented, along with the appropriate context to provide an understanding of why these adjustments were made.

Since we elected to adjust the financial statements for prior periods, we believe the interpretive response to Question 3 is not applicable.  We believe the disclosure provisions in Question 3 pertain to the cumulative effect of initial application recorded in the current year, if material.

2.	Explain to us why your Statements of Stockholders’ Equity does not reflect the adjustment to retained earnings in 2006 for the adjustments made in connection with SAB 108.

As discussed above, we elected to adjust the financial statements for all periods presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.  Therefore, the statements of stockholders’ equity on page 55 do not reflect an adjustment to retained earnings as of December 31, 2006 because retained earnings for all prior periods had been adjusted.  The adjustments to the balance of retained earnings was 0.1% or less for each period presented.

3.	Identify for us the policy you used to evaluate materiality for periods prior to the application of SAB 108. Explain how that policy was applied to the specific items described under this note.

Prior to the application of SAB 108, we used the rollover approach to quantify the amount of misstatements in the financial statements and evaluated the materiality of any misstatements by giving consideration to all relevant quantitative and qualitative factors.

With regard to our revenue recognition policy, as further explained in our response to comment 4, a relatively minor amount of products shipped during the last few days of each period were in transit and had not been delivered to our customers by the end of the period.  Under the “rollover” approach, products in transit at the end of the period were substantially offset by products in transit at the end of the prior period which would have been recognized as revenue in the current period.  We determined that the net impact in all years was not material considering all relevant quantitative and qualitative factors.  The impact of the net amount of such misstatements was less than 1.0% of net sales, net income and earnings per share-diluted for all years.

With regard to certain liabilities, we recorded estimates for contingencies related to business acquisitions and divestitures occurring prior to 2002.  As the contingencies were resolved, there were balances remaining in these liability accounts.  Since there was no unrelated activity in these accounts and the net balance was approximately $5.0 million, using the rollover approach we determined that the amount of any misstatement to the income statements or balance sheets was not material.

From a qualitative perspective, we considered the following:

•	There would not have been a significant impact on the amount of incentive compensation.

•
Annual earnings estimates are discussed in the context of ranges.  For example, a range of 9-11% growth.  Our actual results were well in excess of our stated long-term objectives for 2004 and 2005, and the adjustments would not have changed that fact.

•
The adjustments result from the consistent application of our accounting policy regarding the recognition of revenue.  Amounts were recorded based on the shipping dates processed in our enterprise-wide information system.  The adjustments were not the result of a top-level consolidating or manual journal entries.  Further, our former policy of recognizing revenue upon shipment was applied consistently for all periods.

•
There was no impact on the amount of cash flows generated by operating, investing or financing activities in the statement of cash flows.  The adjustments that impact net income were offset by changes in working capital and, therefore, operating cash flow amounts were not affected.

•
Adjustments to total shareholders’ equity resulting from the change to our revenue recognition policy and the correction of certain liabilities were immaterial.  There were no debt covenants that were impacted.

4.
Explain to us why it was necessary to change your revenue recognition policy as a result of SAB 108.  Include in your response an explanation of how your prior policy differed from your current policy, whether it previously complied with GAAP, and how applying the change earlier would have impacted your financial statements.  Tell us why you did not make a cumulative adjustment relating to revenue recognition.

We chose to change one of the five parts of our revenue recognition policy because we felt that although any impacts were immaterial in current and past periods, future business growth could potentially increase the amount of future misstatements under the “iron curtain” method from the recognition of revenue at time of shipment.  As a result, we chose to revise the third element of our revenue recognition policy to record sales when “the product has been delivered to the customer in accordance with the delivery appointment.”

Our previous revenue recognition policy included multiple components as follows:

•	a valid customer order with a fixed price has been received;
•	a delivery appointment with the customer has been made;
•	the product has been shipped in accordance with the delivery appointment within the required lead time;
•	there is no further significant obligation to assist in the resale of the product; and
•	collectibility is reasonably assured.

The commercial terms of our product shipments are FOB destination.  We use third party carriers to deliver products to our customers.  We have historically recognized revenue at the time of shipment, principally due to the configuration of our enterprise-wide information system, and the reality that we have a very short in-transit time (average of 1.5 days).  The other components of our revenue recognition policy provide additional control over the recognition of revenue in accordance with SAB 101/104.

Applying the change in policy earlier would have had no material impact on our financial statements, principally because the amount of undelivered shipments at the end of the periods were relatively consistent from year to year.  When making the change we chose to adjust amounts for all prior periods presented, as permitted by SAB 108, rather than recording a cumulative adjustment. We felt this provided better comparability.

Exhibits 31.1 and 31.2

5.
In future filings, please ensure that the certifications reflect the exact language required by Item 601(b)(31) of Regulation S-K.  For example, we note that you modified the Exchange Act rule references in the introductory language in paragraph 4 and omitted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5.

We advise the Staff that, in future filings, certifications will be revised to reflect the exact language required by Item 601(b)(31) of Regulation S-K.

* * * * * * * * * *

On behalf of The Hershey Company, I acknowledge the following with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are well into the process of completing our accounting close and financial reporting for 2007.  We anticipate filing our Annual Report on Form 10-K for 2007 on or about February 19, 2008.  We appreciate your assistance in the final resolution of Staff comments as soon as possible.  Please call me at (717) 534-7119 if you have any questions or need additional information.

Sincerely,

/s/ Bert Alfsonso
Humberto (Bert) P. Alfonso
Senior Vice President, Chief Financial Officer

U.S. Securities and Exchange Commission
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